U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

     Feinberg                       Stephen
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    (Last)                          (First)             (Middle)

    c/o Cerberus Partners, L.P.
    450 Park Avenue - 28th Floor
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                                    (Street)

    New York                           NY                10022
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   (City)                           (State)              (Zip)

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2.   Issuer Name and Ticker or Trading Symbol

     Philip Services Corporation (PSCD)
_______________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

________________________________________________________________________________
4.   Statement for Month/Year

     July/2001
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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)
                                                 1,2
     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)
       1,2
     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                               6.
                                                                 4.                              5.            Owner-
                                                                 Securities Acquired (A) or      Amount of     ship
                                                    3.           Disposed of (D)                 Securities    Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially  Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End  (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month      Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3     (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)        (Instr.4) (Instr. 4)
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
                                                                            1,2                 3          1,2    1     By partner-
Common Stock, no par value             07/03/01       P               915,308      A    8,350,000  2,720,188     I      ships   and
                                                                                                                        corporations
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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Response)                      (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                      10.
                                                                                                          9.          Owner-
                                                                                                          Number      ship
                                                                                                          of          Form
                    2.                                                                                    Deriv-      of
                    Conver-                    5.                              7.                         ative       Deriv-  11.
                    sion                       Number of                       Title and Amount           Secur-      ative   Nature
                    or                         Derivative    6.                of Underlying     8.       ities       Secur-  of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-       ity:    In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially    Direct  direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned       (D) or  Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)           Amount   ative    at End      In-     ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------           or       Secur-   of          direct  Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-           Number   ity      Month       (I)     ship
Security            Secur-   Day/     ------   ------------  Exer-    tion              of      (Instr.  (Instr.     (Instr.  (Instr
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title    Shares   5)       4)          4)       4)
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


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                                                          2                                   2           3           2  1  By part-
10% Secured         $11.72   07/03/01  P        $4,738,761   Immed.   03/31/05 Common  404,331  $8,350,000 $15,963,522  I   nerships
Convertible PK                                                                 Stock                                        and
Debt due 2005                                                                                                               corpora-
("PIK Notes")                                                                                                               tions1,2
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
Explanation of Responses:

*As of July 31, 2001, Cerberus Partners, L.P. ("Cerberus"), Cerberus International, Ltd. ("International"), and certain private investment funds (the "Funds") held or had the right to acquire an aggregate of 4,082,263 shares ("Shares") of common stock of Philip Services Corporation (the "Company"). Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company owned by each of Cerberus, International and the Funds.

2 The reporting person's interest is limited to the extent of his pecuniary interest in Cerberus, International, and the Funds, if any.

3 On July 3, 2001, in a private transaction with an unrelated third party, Cerberus, International and the Funds purchased an aggregate of 915,308 Shares, $4,738,761 principal amount of PIK Notes (which are convertible into 404,331 Shares), and certain other securities of the Company for an aggregate purchase price of $8,350,000. Of such $8,350,000, Cerberus, International and the Funds allocated $1.31 per Share purchased and $2,606,319 to such PIK Notes in the aggregate.


By: /s/Stephen Feinberg                                  August 6, 2001
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.